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                                                     Filing pursuant to Rule 425
                                                under the Securities Act of 1933
                                       and deemed filing pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                               Filing by:  Data Dimensions, Inc.
                                 Subject Company:  Lionbridge Technologies, Inc.
                       SEC File No. of Lionbridge Technologies, Inc.:  000-26933

Set forth below is the text of an email being sent to employees of Data Dimensions, Inc. ("Data Dimensions") from Peter A. Allen, Data Dimensions' President, Chief Executive Officer and Chairman of the Board.

Fellow Data Dimensions colleagues;

As you have likely seen, we announced today the signing of a merger agreement with Lionbridge Technologies, Inc. Headquartered in Waltham, MA, Lionbridge is traded on the Nasdaq exchange as LIOX. I'd like to explain to you the motivation for this business combination, and outline for you the difference this will make to our business.

First of all, let me say that this is a great opportunity for the clients, employees, and shareholders of Data Dimensions. This merger allows us to significantly further our ambition to become the leader in the quality assurance and testing market. It's a natural combination of two fast-growing market leaders and fuels the creation of the world leader in global technology testing and interoperability services.

The nature of the merger is an exchange of stock. Upon completion of the merger, each share of Data Dimensions stock will be converted into .19 shares of Lionbridge stock. Those employees who hold DDIM stock options will be converted to LIOX stock options at the same ratio.

Lionbridge's business has three distinct thrusts. Foremost, it is the leading provider of global deployment solutions. The services of Lionbridge help product development organizations and online service providers to build solutions which align with technical, linguistic and cultural environments for global deployment. Secondly, Lionbridge helps its clients achieve their globalization strategies through professional services that include application development and maintenance. Finally, through its VeriTest division, Lionbridge provides a range of testing services that are quite complementary to our own.

VeriTest has focused its testing services on platforms and solutions that complement the practices Data Dimensions offers. They operate from labs in locations we presently do not serve, and offer services related to data center environments that we do not possess. They also provide certification test programs for target environments we do not address. Conversely, we offer defined services and best practices that can be extended through the Lionbridge delivery units.

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The benefits of a broader and deeper sales and marketing engine, resulting from the combination of our two teams, means that there will be more sales executives representing our services and more services for our sales executives to represent.

When considered in total, the testing solutions offered by VeriTest and Data Dimensions offer a powerful range of services to the defined markets we are pursuing. Together, we will be the unequivocal leader in worldwide lab-based testing services. This is a stature that would have been far more challenging, resource-intensive and time-consuming for either of us to achieve on our own.

We will go to market under the VeriTest brand name. Given that VeriTest focuses solely on testing, we will go to market under the VeriTest name. There are few, if any, overlapping locations around the world so we expect facility dislocations to be minimal. It is likely that the "center of gravity" for the combined business will move to our Bellevue location.

Howard Hayakawa and his VeriTest counterpart Jim Bampos will report to Rory Cowan, Lionbridge's CEO. During the coming weeks, they will determine the appropriate operational organization and go-to-market team.

This combination is great for our shareholders. Together, we will achieve profitability with much more certainty and in quick fashion. As I have said on numerous occasions, in our business it is imperative that we operate as a profitable enterprise. This merger achieves that goal. Both companies support the same trade shows, advertise in the same magazines. Both companies incur the costs of being public companies. These are the sorts of synergistic efficiencies we can count on ... increased scale; decreased overhead.

There will be some job impacts as a result. It is Lionbridge's intention to migrate most of the VeriTest divisional support activities to Bellevue. However, there will be some eliminations of redundant activities. Upon conclusion of the merger, we anticipate the severance of several people in the corporate office whose functions will be provided by Lionbridge's corporate services. In addition, there will likely be some attrition on the Lionbridge side, as they consolidate activities into our facilities. This is not unusual in this sort of transaction, and contributes to the beneficial effect the transaction offers the shareholders of both companies.

We have scheduled an employee conference call for Friday, March 9 at 8 a.m. Pacific Time to further discuss the merger (conference details are indicated below). At that time, we will announce a transition team to be the focal point for question and answers.

This is a very exciting event for Data Dimensions. More information will be provided as it is available. In the mean time, please continue to serve our clients with pride and distinction. This is a great opportunity for them as well.

Peter

Employee Conference Call - March 9, 2001 at 8:00 a.m. Pacific time

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        Domestic Dial-in #:  888-560-9583
        International Dial-in #:  +1-312-470-7117
        Passcode:  DDI
        Call Leader:  Peter Allen

Instant Replay - For those unable to call in for the live call, a replay will be available through March 16, 2001.
        Domestic Dial-in#:  888-567-0380
        International Dial-in #:  +1-402-998-1757


FILINGS WITH THE US SEC

Lionbridge Technologies, Inc. ("Lionbridge") plans to file a Registration Statement on Form S-4 with the US SEC in connection with the transaction with Data Dimensions. The Form S-4 will contain a prospectus, a proxy statement for Data Dimensions' special meeting and other documents. Data Dimensions plans to mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. The Form S-4 and proxy statement/prospectus will contain important information about Lionbridge, Data Dimensions, the merger and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by Data Dimensions as an exhibit to the proxy statement/prospectus. The Form S-4, the proxy statement/prospectus and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus and all other documents filed with the US SEC in connection with the merger will be made available to investors free of charge by calling or writing to:

Jim McLendon, Vice President, Investor Relations and Corporate Development Data Dimensions, Inc.
Sterling Plaza, 3rd Fl
3535 Factoria Blvd. SE
Bellevue, WA 98006
(425) 688-1000
jim-mclendon@data-dimensions.com

In addition to the Form S-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the merger, Lionbridge and Data Dimensions are obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

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SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Data Dimensions, its executive officers and directors, and certain of its stockholders may, under SEC rules, be deemed to be "participants in the solicitation" of proxies from stockholders of Data Dimensions with respect to the transactions contemplated by the merger agreement. Information regarding such officers, directors and stockholders will be included in the proxy statement/prospectus (when available).

FORWARD-LOOKING STATEMENTS

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although managements of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Data Dimensions' Annual Report to Stockholders and Lionbridge's and Data Dimensions' other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.